Exhibit 6.8

MEMORANDUM

August 5, 2020

This memorandum summarizes the proposed principal terms of a strategic partnership between Roth Capital Partners, LLC (“Roth”) and Crush Capital, Inc. (“Crush”), whereby, subject to Roth’s customary procedures which it utilizes in connection with agreeing to act as an underwriter for a securities offering, including satisfactory due diligence, internal vetting and internal approvals, acceptable compensation terms, etc., Roth is agreeable to act as a firm commitment underwriter for to-be-agreed-to Regulation A+ IPOs of certain companies featured in Season One of Crush original series, Going Public (the “Show”). This memorandum evidences the contemplated relationship between Roth and Crush and may be utilized to guide conversations with third-party firms that are contemplating a strategic and/or financial partnership with Crush.

Roth will charge each issuer an underwriting fee consisting of cash and warrants. Roth principals may also be featured in the series itself.

Roth will apply an institutional pricing mechanism to each Regulation A+ IPO and undertake reasonable efforts to ensure that each IPO meets NASDAQ’s listing requirements. Roth will allocate each IPO to both its institutional clients and/or to retail investors who view the series online through Entrepreneur.com and Entrepreneur’s Over-the-Top (OTT) platforms.

This memorandum sets forth the basis on which the parties intend to proceed. Notwithstanding anything to the contrary contained herein, this memorandum is not intended to and does not create any binding obligation of any nature on either party.

CRUSH CAPITAL, INC.

/s/ Darren Marble	/s/ Todd Goldberg
By: Darren Marble	By: Todd Goldberg
Its: Founders & Co-CEO	Its: Founders & Co-CEO Acknowledged and agreed:

ROTH CAPITAL PARTNERS, LLC

/s/ Aaron Gurewitz
By: Aaron Gurewitz
Its: Head of Equity Capital Markets

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